Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 O: 650.493.9300 F: 650.493.6811

July 30, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Alexandra Barone
Jan Woo
Lisa Etheredge
Robert Littlepage

Re:	ForgeRock, Inc.
Draft Registration Statement on Form S-1
Submitted July 1, 2021
CIK No. 0001543916

Ladies and Gentlemen:

On behalf of our client, ForgeRock, Inc. (the “Company”), we submit this letter in response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 15, 2021, relating to the above referenced Draft Registration Statement on Form S-1 submitted to the Commission on July 1, 2021 (the “Draft Registration Statement”). For the Staff’s reference, we are providing to the Staff a copy of this letter.

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response. All page references appearing in the heading and Staff comment below are references to the Draft Registration Statement submitted on July 1, 2021.

AUSTIN        BEIJING        BOSTON         BRUSSELS        HONG KONG        LONDON        LOS ANGELES        NEW YORK        PALO ALTO

SAN DIEGO        SAN FRANCISCO        SEATTLE        SHANGHAI        WASHINGTON, DC        WILMINGTON, DE

U.S. Securities and Exchange Commission

July 30, 2021

Draft Registration Statement on Form S-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 83

1.

We note your response to prior comment 7. Based on your disclosures on page F-18, it appears that nearly half of your term license revenue for 2020 was derived from multiyear term licenses. It is unclear how annualizing the contract value for these multi-year term license subscriptions accurately depicts recurring revenue since the upfront license portion recognized in year 1 would not recur over the remaining years of the license term. Considering you calculated ARR based upon annualized contract value and not actual annualized GAAP revenue, please tell us how you considered renaming this measure to more appropriately reflect what it represents.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that upon further consideration, the Company will clarify in future filings its description of ARR by modifying “annual” to “annualized.” The Company believes that the use of “annualized” more clearly describes the Company’s ARR calculation, in that such measure represents the annualized monthly revenue over the term of its contracts. The Company also believes that “recurring revenue” is appropriate because annualized contract value is the best representation of the Company’s overall expected recurring revenue from its customer contracts at a given point in time. Annualizing GAAP revenue for a multi-year term license over the term of the contract appropriately reduces volatility so that investors can understand the impact of contracts on future revenue. Using any other period within a contract term (such as annualizing revenue from a month in the first, second, or third year of a contract) could overstate or understate the expected annualized revenue to be generated from a contract. This overstatement or understatement could lead to significant volatility in growth rates and be potentially misleading as a measure for recurring revenue. Due to the Company’s high contract renewal rates, using annualized contract values provides a much more consistent and simplified view of the average recurring revenue the Company can expect to generate from its aggregated customer base.

The Company further respectfully advises the Staff that other companies similarly situated to the Company with similar business models also publish “ARR” as a key metric. Among those companies that report ARR, the definitions vary slightly, depending on the business model of the companies. So long as the companies clearly disclose the definition for ARR, it allows investors to compare the annualized contract values and the recurring revenues for those companies. The Company uses ARR to manage its business, and believes that providing such information to investors will further aid investors in seeing the Company’s results of operations through the eyes of management. As such, the Company believes that further renaming its ARR could meaningfully obfuscate and would not be additive to an investor’s understanding of the Company’s business and results of operations.

*****

U.S. Securities and Exchange Commission

July 30, 2021

Please direct any questions regarding the Company’s response to me at (650) 681-7510 or lliu@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Lang Liu
Lang Liu

cc:	Fran Rosch, ForgeRock, Inc.

John Fernandez, ForgeRock, Inc.

Sam Fleischmann, ForgeRock, Inc.

Rezwan D. Pavri, Wilson Sonsini Goodrich & Rosati, P.C.

Alan F. Denenberg, Davis Polk & Wardwell LLP

Beth LeBow, Davis Polk & Wardwell LLP